UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois

June 24, 2020

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

	December 31, 2019
	Participant- Directed	Nonparticipant- Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$457,348,294	$13,125,773	$470,474,067
Collective trust funds	1,790,874,697	—	1,790,874,697
Preferred stock	1,504,241	—	1,504,241
Common stock other than NextEra Energy, Inc. common stock	502,911,296	—	502,911,296
NextEra Energy, Inc. common stock	639,026,780	1,677,568,945	2,316,595,725

Total investments, at fair value	3,391,665,308	1,690,694,718	5,082,360,026
Investments, at contract value (see Note 7)	262,827,593	—	262,827,593

Total investments	3,654,492,901	1,690,694,718	5,345,187,619

Receivables
Participant loans	72,987,097	—	72,987,097
Pending trades due from brokers	969,079	—	969,079
Employer contributions	—	1,870,927	1,870,927
Other receivables	1,151,762	15,369	1,167,131

Total receivables	75,107,938	1,886,296	76,994,234

Total assets	3,729,600,839	1,692,581,014	5,422,181,853

LIABILITIES
Pending trades due to brokers	429,458	—	429,458
Other payables	3,163,072	79,265	3,242,337

Total liabilities	3,592,530	79,265	3,671,795

NET ASSETS AVAILABLE FOR BENEFITS	$3,726,008,309	$1,692,501,749	$5,418,510,058

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

	December 31, 2018
	Participant- Directed	Nonparticipant- Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$394,120,141	$10,305,952	$404,426,093
Collective trust funds	1,444,410,489	—	1,444,410,489
Common stock other than NextEra Energy, Inc. common stock	410,263,616	—	410,263,616
NextEra Energy, Inc. common stock	514,043,592	1,286,379,575	1,800,423,167

Total investments, at fair value	2,762,837,838	1,296,685,527	4,059,523,365
Investments, at contract value (see Note 7)	282,869,282	—	282,869,282

Total investments	3,045,707,120	1,296,685,527	4,342,392,647

Receivables
Participant loans	71,944,590	—	71,944,590
Pending trades due from brokers	1,945,611	—	1,945,611
Other receivables	1,443,528	16,478	1,460,006

Total receivables	75,333,729	16,478	75,350,207
Non-interest bearing cash	37,678	—	37,678

Total assets	3,121,078,527	1,296,702,005	4,417,780,532

LIABILITIES
Pending trades due to brokers (see Note 7)	7,698,293	—	7,698,293
Other payables	2,961,563	71,986	3,033,549

Total liabilities	10,659,856	71,986	10,731,842

NET ASSETS AVAILABLE FOR BENEFITS	$3,110,418,671	$1,296,630,019	$4,407,048,690

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

	Participant- Directed	Nonparticipant- Directed	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$687,563,111	$484,671,192	$1,172,234,303
Interest income	12,439,710	—	12,439,710
Dividend income	32,725,431	35,547,793	68,273,224

Net investment income	732,728,252	520,218,985	1,252,947,237
Contributions
Participant	160,300,348	—	160,300,348
Employer - cash	1,876,291	—	1,876,291
Employer - NextEra Energy, Inc. common stock	—	59,871,370	59,871,370
Rollovers (see Note 1)	65,017,489	—	65,017,489

Total contributions	227,194,128	59,871,370	287,065,498
Transfer from/to nonparticipant-directed investments	46,363,654	2,121,489	48,485,143

Total net additions	1,006,286,034	582,211,844	1,588,497,878
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	388,413,716	139,558,918	527,972,634
Management and administrative expenses	4,082,221	417,542	4,499,763
Transfer from/to participant-directed investments	2,121,489	46,363,654	48,485,143

Total deductions	394,617,426	186,340,114	580,957,540
NET INCREASE	$611,668,608	$395,871,730	$1,007,540,338

INTERPLAN TRANSFER (see Note 1)	$3,921,030	$—	$3,921,030
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2018	$3,110,418,671	$1,296,630,019	$4,407,048,690

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2019	$3,726,008,309	$1,692,501,749	$5,418,510,058

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description (SPD) (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries and differing vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Most employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP component is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii), which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit. Participants may also make rollover contributions which represent distributions from other qualified plans or individual retirement accounts.

Eligible employees are automatically enrolled in Pretax Contributions unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire. Effective March 15, 2019, the Plan was amended to add an automatic increase feature whereby eligible employees’ deemed Pretax Contributions are increased by 1% each year up to a maximum of 10% unless the eligible employee revokes or otherwise modifies their Pretax Contribution election.

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Employer Contributions

In general, the Company provides matching contributions through the ESOP in the form of Company Stock. As a result of the acquisition of the Gulf Power Company (Gulf Power), certain employees received matching contributions in cash during the 2019 Plan year; however, subsequent to the 2019 Plan year, the matching contributions for those participants are being made in the form of Company Stock. Participants should refer to the SPD for the employer contribution schedules.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce Employer contributions in 2019 totaled $2,121,489 and forfeitures applied to administrative fees in 2019 totaled $312,112. At December 31, 2019 and 2018, the balance of the forfeiture account was $300,512 and $223,186, respectively.

Vesting

Participants are immediately 100% vested in employee contributions. Participants should refer to the SPD for the vesting schedules for Company matching contributions. Upon death, total and permanent disability or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

In general, each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Most Participant loans have a fixed annual interest rate based on the prime rate which is updated quarterly. Loans outstanding at December 31, 2019 carry an interest rate of 3.25% to 7.25% and mature between 2020 and 2033. Participants should refer to the SPD for a description of eligible participant loans.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $61 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures or revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Acquisition

On January 1, 2019, the Company acquired Gulf Power from The Southern Company. On the date of the Gulf Power acquisition, eligible employees were able to begin deferrals into the Plan and could rollover 401(k) account balances from The Southern Company plan. The acquisition resulted in a 5% increase in total Plan participants and approximately $46 million in rollover contributions to the Plan.

Plan Merger

On July 16, 2019 the Company acquired Trans Bay Cable, LLC (TBC). Subsequently, the TBC 401(K) Plan was merged with the Plan resulting in an interplan transfer of all accounts and outstanding loans in the amount of $3,921,030.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, preferred stock and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock and preferred stock are valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

The Managed Income Fund is comprised of synthetic guaranteed investment contracts, each of which is valued at contract value. Each synthetic guaranteed investment contract consists of a wrapper contract and the underlying investments of the wrapper contract which are primarily debt securities. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the loans are collateralized by the Participants’ account balances in the Plan.

3. Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed shares daily among any of the other investment options available under the Plan.

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others.

Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2019, dividends on shares of Company Stock held in Participants’ accounts totaled $49,412,304.

During 2019, employer contributions of Company Stock credited to Participant’s accounts totaled $59,871,370 which equated to 283,945 shares. Realized gains on shares of Company Stock sold by Participants during the current Plan year totaled $40,474,650. At December 31, 2019 and 2018, the number of shares of Company Stock held in Participants’ accounts totaled 9,566,385 and 10,357,975, respectively, with a fair value of $2,316,595,725 and $1,800,423,167, respectively.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party-in-interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $72,987,097 and $71,944,590 at December 31, 2019 and December 31, 2018, respectively, are also considered party-in-interest transactions.

6. Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2019:

	Fair Value Measurements
	At December 31, 2019 using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$457,348,294	$—	$—	$457,348,294
Collective trust funds	—	1,790,874,697	—	1,790,874,697
Preferred stock	—	—	1,504,241	1,504,241
Common stock other than NextEra Energy, Inc. common stock	501,161,180	—	1,750,116	502,911,296
NextEra Energy, Inc. common stock	639,026,780	—	—	639,026,780

Total participant-directed investments	1,597,536,254	1,790,874,697	3,254,357	3,391,665,308
Nonparticipant-directed investments:
Registered investment companies	13,125,773	—	—	13,125,773
NextEra Energy, Inc. common stock	1,677,568,945	—	—	1,677,568,945

Total nonparticipant-directed investments	1,690,694,718	—	—	1,690,694,718
Total investments in the fair value heirarchy	3,288,230,972	1,790,874,697	3,254,357	5,082,360,026

Investments at contract value				262,827,593

Total investments				$5,345,187,619

During the 2019 Plan year there were no transfers between investment levels.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurements
	At December 31, 2018 using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$394,120,141	$—	$—	$394,120,141
Collective trust funds	—	1,444,410,489	—	1,444,410,489
Common stock other than NextEra Energy, Inc. common stock	408,246,861	—	2,016,755	410,263,616
NextEra Energy, Inc. common stock	514,043,592	—	—	514,043,592

Total participant-directed investments	1,316,410,594	1,444,410,489	2,016,755	2,762,837,838
Nonparticipant-directed investments:
Registered investment companies	10,305,952	—	—	10,305,952
NextEra Energy, Inc. common stock	1,286,379,575	—	—	1,286,379,575

Total nonparticipant-directed investments	1,296,685,527			1,296,685,527
Total investments in the fair value heirarchy	2,613,096,121	1,444,410,489	2,016,755	4,059,523,365

Investments at contract value				282,869,282

Total investments				$4,342,392,647

During the 2018 Plan year there were no transfers between investment levels.

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $262,827,593 and $282,869,282, respectively, at December 31, 2019 and 2018. The contract value of the fully benefit-responsive investment contracts includes a short-term collective investment trust in the amount of $5,042,277 and $9,662,516, respectively, at December 31, 2019 and 2018. Pending trades due to brokers related to fully benefit-responsive investment contracts are $0 and $7,698,293, respectively at December 31, 2019 and 2018. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $7,675,401 and $9,721,874, respectively, at December 31, 2019 and 2018.

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine regulatory audits. Currently, there are no tax audits for any tax periods in progress and the plan administrator believes it is no longer subject to tax audits for periods prior to 2017. A DOL audit is currently in progress for plan years after 2014.

9. Subsequent Events

Coronavirus Pandemic

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a pandemic. The outbreak has negatively impacted economies and global financial markets, and the fair value of the Plan’s investments. We cannot predict at this time whether COVID-19 will have a material adverse impact due to the uncertainty of the duration and impact of this pandemic.

As a result of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, the plan administrator implemented new CARES Act options including withdrawal provisions, loans, and temporary waiver of required minimum distributions.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 Plan# 002

SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
	ADVANCED MICRO DEVICES INC	60,552	**	$2,776,915
	AIRBNB INC SER E PC PP	2,935	**	297,433
	AIRBNB PC D PP	6,435	**	652,123
	ALEXION PHARMACEUTICALS INC	12,548	**	1,357,066
	ALIBABA GROUP HOLDING LTD SPON ADR	44,854	**	9,513,533
	ALPHABET INC CL A	14,719	**	19,714,481
	ALPHABET INC CL C	6,372	**	8,519,491
	AMAZON.COM INC	14,382	**	26,575,635
	APPLE INC	40,681	**	11,945,976
	APTIV PLC	53,513	**	5,082,130
	ASML HLDG NV	16,470	**	4,874,132
	ATLASSIAN CORP PLC CLS A	3,817	**	459,338
	AURORA INNOVATION SER B PC PP	28,470	**	263,071
	AVANTOR INC	114,739	**	2,082,513
	BECTON DICKINSON & CO	23,803	**	6,473,702
	BOEING CO	47,650	**	15,522,464
	CARVANA CO CL A	11,000	**	1,012,550
	CENTENE CORP	39,623	**	2,491,098
	CIGNA CORP	35,006	**	7,158,377
	CONCHO RESOURCES INC	22,600	**	1,979,082
	COSTAR GROUP INC	4,207	**	2,517,048
	DOLLAR GENERAL CORP	32,666	**	5,095,243
	FACEBOOK INC CL A	109,274	**	22,428,489
	FIDELITY NATL INFORM SVCS INC	14,893	**	2,071,467
	GLOBAL PAYMENTS INC	50,347	**	9,191,348
	HCA HEALTHCARE INC	41,790	**	6,176,980
	HILTON WORLDWIDE HOLDINGS INC	26,396	**	2,927,580
	HONEYWELL INTL INC	9,153	**	1,620,081
	HUMANA INC	5,500	**	2,015,860
	HUNT J B TRANSPORT SERVICES IN	14,122	**	1,649,167
	IAC/INTERACTIVECORP	11,898	**	2,963,911
	INTERCONTINENTAL EXCHANGE INC	24,094	**	2,229,900
	INTUIT INC	27,601	**	7,229,530
	INTUITIVE SURGICAL INC	11,969	**	7,075,474
	LAS VEGAS SANDS CORP	7,214	**	498,055
	LULULEMON ATHLETICA INC	9,139	**	2,117,232
	MAGIC LEAP INC PC SER C PP	10,937	**	295,299
	MAGIC LEAP INC PC SER D PP	3,654	**	98,658
	MARVELL TECHNOLOGY GROUP LTD	111,255	**	2,954,933
	MICROSOFT CORP	173,237	**	27,319,475
	NETFLIX INC	14,523	**	4,699,207
	NIKE INC CL B	31,239	**	3,164,823
	NORFOLK SOUTHERN CORP	9,104	**	1,767,360
	OKTA INC CL A	6,194	**	714,602
	PAYCOM SOFTWARE INC	2,710	**	717,500
	PAYPAL HLDGS INC	44,231	**	4,784,467
	PHILIP MORRIS INTL INC	15,691	**	1,335,147
	RESTAURANT BRANDS INTERNATIONAL INC	26,856	**	1,712,607
	ROSS STORES INC	34,865	**	4,058,983
	SALESFORCE.COM INC	37,950	**	6,172,188
	SCHWAB CHARLES CORP	48,274	**	2,295,911
	SEMPRA ENERGY	46,046	**	6,975,048
	SERVICENOW INC	12,958	**	3,658,303
	SLACK TECHNOLOGIES INC CL A	48,752	**	1,095,945
	SPLUNK INC	30,865	**	4,622,651
	SPOTIFY TECHNOLOGY SA	25,901	**	3,873,495

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	STRIPE INC CLASS B PP	9,148	**	143,532
	STRYKER CORP	36,192	**	7,598,148
	TD AMERITRADE HOLDING CORP	27,609	**	1,372,167
	TENCENT HOLDINGS LTD UNS ADR	171,385	**	8,228,194
	TENCENT MUSIC ENTERTAINMENT ADR	111,220	**	1,305,723
	THE BOOKING HOLDINGS INC	1,854	**	3,807,615
	UBER TECHNOLOGIES INC	24,581	**	731,039
	UNITEDHEALTH GROUP INC	20,359	**	5,985,139
	VERTEX PHARMACEUTICALS INC	26,069	**	5,707,808
	VISA INC CL A	98,898	**	18,582,933
	VMWARE INC CL A	25,169	**	3,820,403
	WORKDAY INC CL A	15,838	**	2,604,559
	WYNN RESORTS LTD	6,984	**	969,868
	XP INC CL A	9,802	**	377,573
	ZOOM VIDEO COMMUNICATIONS INC CL A	863	**	58,719
	ABIOMED INC	9,457	**	1,613,270
	BIO TECHNE CORP	36,746	**	8,066,114
	COUPA SOFTWARE INC	26,745	**	3,911,456
	DUNKIN BRANDS GROUP INC	84,782	**	6,404,432
	EQUITY COMMONWEALTH	260,929	**	8,566,299
	EXPEDITORS INTL OF WASH INC	49,334	**	3,849,039
	FARFETCH LTD CL A	281,048	**	2,908,847
	GCI LIBERTY INC CL A	107,511	**	7,617,154
	GRACO INC	88,097	**	4,581,044
	GUIDEWIRE SOFTWARE INC	71,813	**	7,882,913
	HAEMONETICS CORP MASS	35,129	**	4,036,322
	HEALTHEQUITY INC	85,947	**	6,366,094
	J2 GLOBAL INC	77,259	**	7,239,941
	LENDINGTREE INC	13,668	**	4,147,418
	LIBERTY TRIPADVISOR HOLDINGS INC A WI	341,516	**	2,510,143
	LIVERAMP HOLDINGS INC	167,759	**	8,064,175
	LOGITECH INTL SA REG	103,509	**	4,901,651
	NEVRO CORPORATION	42,832	**	5,034,473
	NEW YORK TIMES CO CL A	326,148	**	10,492,181
	PAPA JOHNS INTL INC	93,939	**	5,932,248
	PORTOLA PHARMACEUTICALS INC	126,955	**	3,031,685
	PTC INC	23,443	**	1,755,646
	REDFIN CORP	262,582	**	5,550,983
	SAILPOINT TECHNOLOGIES HOLDING INC	133,827	**	3,158,317
	STITCH FIX	192,432	**	4,937,805
	TRIPADVISOR INC	50,109	**	1,522,311
	VARONIS SYSTEMS INC	68,325	**	5,309,536
	WIX.COM LTD	46,129	**	5,645,267
	WYNDHAM HOTELS & RESORTS INC	122,688	**	7,706,035
*	NEXTERA ENERGY, INC. (PARTICIPANT-DIRECTED)	2,638,862	**	639,026,780
*	NEXTERA ENERGY, INC. (NONPARTICIPANT-DIRECTED)	6,927,523	264,159,679	1,677,568,945

	Total Common Stock		264,159,679	$2,819,507,021

	Preferred Stock:
	RIVIAN AUTOMOTIVE INC SER D PFD PERP PP	97,495	**	$1,047,486
	UIPATH INC 0% SER D-1 PFD PERP PP	9,938	**	391,077
	UIPATH INC 0% SER D-2 PFD PERP PP	1,669	**	65,678

	Total Preferred Stock		—	$1,504,241

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Collective Trust Funds:
*	ARISTOTLE SM CAP EQ	6,611,932	**	$84,831,084
*	BLACKROCK RUSSELL 2000 INDEX FUND M	736,764	**	16,749,729
*	BTC ACWI EX US IMI M	2,704,243	**	39,993,047
*	BTC EQUITY INDEX M	7,809,346	**	211,926,903
*	BTC RUSSELL 3000 M	5,386,152	**	97,193,116
*	BTC US DEBT INDEX W	2,516,100	**	59,258,411
*	COHEN & STEERS US REALTY SHARES B	4,024,455	**	67,812,072
*	FIDELITY LOW-PRICED STOCK POOL	4,792,628	**	77,496,794
*	FISHER EMERGING MARKETS	879,469	**	11,433,094
*	LS CORE PL FXINC D	4,073,359	**	64,766,402
*	PIMCO DIVERSIFIED REAL ASSET TRUST	779,728	**	11,750,508
*	VANGUARD TARGET 2015	1,663,039	**	95,225,585
*	VANGUARD TARGET 2025	5,423,604	**	329,158,527
*	VANGUARD TARGET 2035	4,542,333	**	285,758,176
*	VANGUARD TARGET 2045	2,584,500	**	169,388,138
*	VANGUARD TARGET 2055	589,813	**	47,409,145
*	VANGUARD TARGET 2065	114,730	**	2,979,548
*	VANGUARD TARGET 2020	344,415	**	20,609,771
*	VANGUARD TARGET 2030	336,088	**	20,635,813
*	VANGUARD TARGET 2040	202,993	**	13,216,856
*	VANGUARD TARGET 2050	150,237	**	9,902,115
*	VANGUARD TARGET 2060	53,670	**	2,264,887
*	VANGUARD TARGET RET	708,222	**	40,312,004
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	2,423,331	**	2,423,331
*	SSBK GOVERNMENT STIF FUND (EQUITY INCOME TRP FUND)	—	**	—
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	8,379,641	**	8,379,641
*	SSBK STIF FUND (MANAGED INCOME FUND)	5,042,277	**	5,042,277

	Total Collective Trust Funds		—	$1,795,916,974

	Registered Investment Companies:
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,730,924	**	$23,840,970
*	VANGUARD PRIME CAP CORE FUND	4,220,742	**	117,843,117
*	VANGUARD VMMR-FED MONEY MARKET	109,061,433	**	109,061,433
*	JPM EQUITY INCOME R6 FUND	5,594,096	**	108,749,228
*	AF EUROPAC GROWTH R6	1,597,240	**	88,726,692
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT-DIRECTED)	1,451,453	**	1,451,453
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NONPARTICIPANT-DIRECTED)	13,125,773	13,125,773	13,125,773
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	7,675,401	**	7,675,401

	Total Registered Investment Companies		13,125,773	$470,474,067

	U.S. Treasury Notes:
	UST NOTES 1.375% 08/31/2023	8,723,000	**	$8,676,516
	UST NOTES 1.875% 07/31/2022	13,786,000	**	13,985,219
	UST NOTES 2.875% 11/15/2021	16,578,000	**	17,026,471
	UST NOTES 3.125% 11/15/2028	6,927,000	**	7,639,156
	UST NOTES 2.5% 12/31/2020	13,351,000	**	13,462,337
	UST NOTES 2.5% 02/15/2022	9,804,000	**	10,079,453
	UST NOTES 2.375% 08/15/2024	16,346,000	**	16,977,926
	UST NOTES 1.75% 03/31/2022	12,175,000	**	12,270,192
	UST NOTE 2% 08/15/2025	20,385,000	**	20,796,676

	Total U.S. Treasury Notes		—	$120,913,946

	Government Agency Notes:
	NYS UDC 2.7% 3/15/2023	630,000	**	$651,168
	NYS UDC 2.67% 3/15/2023	775,000	**	797,337
	NYC TFA (PIT) 2.05% 8/1/2023	165,000	**	167,007
	NYC TFA (PIT) 2.85% 2/1/2024	155,000	**	161,508
	CA ST 2.40% 10/1/2025	440,000	**	447,244

	Total Government Agency Notes		—	$2,224,264

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Mortgage Backed Securities:
	FHLG 5.50% 3/34 #G01665	40,362	**	$45,270
	FHLG 7.50% 7/34 #G02115	60,234	**	69,399
	FHLG 25YR 5.50% 7/35 #G05815	27,839	**	31,182
	FHLG 15YR 5.00% 4/20 #G13598	36	**	37
	FHLG 15YR 2.5% 10/01/2031#G16387	494,072	**	501,059
	FHLG 20YR 3.5% 06/01/2032#C91456	472,398	**	495,316
	FHLG 15YR 4.00% 4/26 #E02867	39,305	**	41,153
	FHLG 15YR 3% 05/01/2029#J29409	734,101	**	754,712
	FHLG 15YR 3% 05/01/2029#J32373	1,643,148	**	1,690,307
	FHLG 15YR 2.5% 11/01/2028#J32374	1,520,315	**	1,541,815
	FHLG 15YR 2.5% 12/01/2031#SB0093	913,510	**	926,218
	FHLG 5.50% 5/34 #Z40042	306,581	**	342,784
	FHLG 20YR 3% 11/01/2033#G30872	474,189	**	490,042
	FHLG 20YR 3.5% 05/01/2038#G31067	256,413	**	268,452
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD 2.682% 10/25/2022	137,000	**	139,608
	FHMS K027 A2 2.637% 01/23	555,000	**	565,620
	FEDERAL HOME LN MTG MLT CTF GT 3.3% 04/25/2023	522,000	**	543,868
	FEDERAL HOME LN MTG MLT CTF GT 2013-K033 A2 3.06%07/25/2023	948,000	**	981,768
	FEDERAL HOME LN MTG MLT CTF GT 2013-K035 A2 3.458% 08/25/2023	925,000	**	971,072
	FEDERAL HOME LN MTG MLT CTF GT K720 A2 2.716% 06/25/2022	633,000	**	643,762
	FEDERAL HOME LN MTG MLT CTF GT K722 A2 2.406% 03/25/2023	577,000	**	583,725
	FHMS K724 A1 2.776% 03/23	141,467	**	143,281
	FHMS 2017-K727 A1 2.632% 10/25/2023	91,150	**	92,311
	FEDERAL HOME LN MTG MLT CTF GT K727 A2 2.946% 07/25/2024	660,000	**	681,733
	FEDERAL HOME LN MTG MLT CTF GT 2018-K079 A1 3.729% 02/25/2028	168,584	**	181,520
	FNMA 6.50% 8/36 #AE0746	28,216	**	32,524
	FNMA 6.50% 12/35 #AD0723	38,292	**	44,096
	FNMA 20YR 4% 04/01/2038#MA3337	1,112,416	**	1,178,139
	FNMA 6.50% 8/36 #888544	31,066	**	35,847
	FNMA 6.50% 8/36 #888034	9,842	**	11,313
	FNMA 15YR 3.5% 09/01/2034#FM1577	751,067	**	789,101
	FNMA 30YR 4.5% 09/01/2049#FM1534	1,198,476	**	1,289,031
	FNMA 15YR 3% 06/01/2033#	615,037	**	633,692
	FNMA 20YR 4.5% 08/01/2039#FM1353	158,548	**	171,518
	FNMA 20YR 4.5% 06/01/2039#FM1045	70,969	**	76,376
	FNMA 20YR 4.5% 03/01/2039#FM1774	123,171	**	132,555
	FNMA 15YR 4% 05/29#BM5499	1,471,516	**	1,540,044
	FNMA 15YR 3% 09/01/2032#BM5110	951,638	**	980,800
	FNMA 15YR 3% 12/01/2032#BM5109	2,075,587	**	2,141,138
	FNMA 15YR 3% 03/01/2030#BM4299	1,390,761	**	1,429,034
	FNMA 3.5% 07/32#BM3929	717,902	**	751,165
	FNMA 15YR 3% 12/31#BM1790	363,617	**	373,851
	FNMA 6.50% 7/35 #745092	7,273	**	8,425
	FNMA 6.50% 12/32 #735415	6,660	**	7,664
	FNMA 15YR 2.5% 10/01/2031#AS8010	366,144	**	371,467
	FNMA 15YR 3% 09/01/2031#AL8853	1,112,009	**	1,142,958
	FNMA 15YR 4.5% 11/01/2025#AL8242	125,527	**	130,842
	FNMA 15YR 3.5% 10/01/2029#AL5851	98,587	**	103,056
	FNMA 15YR 3.5% 09/01/2029#AL5878	238,706	**	249,824
	FNMA 20YR 2.5% 01/01/2033#AL2976	94,142	**	95,322
	FNMA 20YR 2.5% 01/01/2033#AL2975	158,872	**	160,864
	FNMA 20YR 2.5% 01/01/2033#AL2974	138,581	**	140,318
	FNMA 20YR 2.5% 01/01/2033#AL2982	111,883	**	113,285
	FNMA 5.50% 11/34 #310105	221,378	**	247,448
	FNMA 6.50% 7/32 #545759	11,104	**	12,785
	FNMA 6.50% 7/32 #545762	6,336	**	7,287
	GNII II 4.5% 06/20/2048#MA5265	550,630	**	582,134
	WELLS FARGO COML MTG TR 2016-C37 A2 3.103% 12/15/2049	268,000	**	271,856
	WFCM 2016-C36 A1 1.453% 11/15/59	40,794	**	40,584
	WELLS FARGO COML MTG TR 2016-LC25 1.795% 12/15/2059	34,543	**	34,524
	WFCM 2016-C34 A2 2.603% 06/49	354,000	**	355,715
	WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/2048	354,000	**	364,487

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	WFCM 2013-LC12 A1 1.676 7/46	39,484	**	39,502
	WFCM 2012-LC5 A3 2.918% 10/45	734,723	**	749,068
	WFRBS COML MTG TR 2014-C23 ASB 3.636% 10/15/2057	194,607	**	201,357
	WFRBS COML MTG TR 2013-C16 3.963% 09/15/2046	110,266	**	114,034
	WFRBS COML MTG TR 2013-C16 A5 4.415% 09/15/2046	312,000	**	335,282
	WF-RBS COMMERCIAL MORTGAGE TRUST 2013-C12 2.838% 03/15/2048	47,392	**	47,899
	WFRBS COML MTG TR 2013-C12 A4 3.198% 03/15/2048	151,000	**	155,585
	WFRBS 2013-C11 A5 3.071% 03/45	1,086,000	**	1,113,843
	WFRBS 2012-C7 A2 3.431% 6/45	271,000	**	278,758
	WFRBS 2011-C3 A4 4.375% 3/15/44	437,000	**	446,078
	WFRBS 2012-C9 A3 2.87% 11/45	368,299	**	374,923
	WFRBS 2013-C14 A5 3.337% 6/46	698,000	**	723,209
	WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	547,560	**	564,339
	WFRBS COML MTG TR 2014-C20 ASB 3.638% 05/15/2047	148,734	**	153,406
	UBSBB 2012-C2 A4 3.525 5/63	343,000	**	353,027
	MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036 144A	374,000	**	387,129
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2016-C31 1.511% 11/15/2021	85,478	**	85,035
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2015-C21 ASB 3.15% 03/15/2048	88,000	**	90,274
	MSBAM 2014-C17 ASB 3.477% 8/47	409,592	**	421,893
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2014-C16 ASB 3.477% 06/15/2047	299,073	**	307,283
	MSBAM 2013-C13 ASB 3.557% 11/15/2046	345,238	**	354,405
	MSBAM 2013-C11 A4 CSTR 8/46	166,000	**	176,703
	MSBAM 2013-C8 A4 3.134% 12/48	516,000	**	529,708
	MSBAM 2012-C6 A4 2.858% 11/45	594,869	**	604,813
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2016-C32 A1 1.968% 12/15/49	125,091	**	124,892
	MSBAM 2013-C7 A4 2.918% 02/46	451,000	**	460,299
	MSBAM 2015-C22 ASB 3.04% 04/15/48	151,000	**	154,360
*	JPMDB COML MTG SECS TR 2016-C4 1.5366% 12/15/2049	782,691	**	778,646
*	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/2049	384,000	**	388,722
*	JPMBB 2014-C22 ASB 3.5036% 09/15/2047	233,842	**	240,741
*	JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	248,000	**	264,158
*	JP MORGAN CHASE COML MTG SECS TR 2013-C10 A5 3.1425% 12/15/2047	533,597	**	548,958
*	JP MORGAN CHASE COML MTG SE 2012-C8 A3 2.8291% 10/15/2045	266,803	**	271,418
*	JPMCC 2012-C6 A3 3.5074 5/45	175,410	**	180,784
*	JPMCC 2015-JP1 A2 3.1438% 01/15/2049	351,000	**	353,571
	GS MTG SECS TR 2014-GC20 AAB 3.655% 04/10/2047	91,288	**	94,110
	GS MTG SECS TR 2014-GC18 AAB 3.648% 01/10/2047	73,430	**	75,591
	GSMS 2016-GS4 A1 1.731% 11/10/2049	39,479	**	39,421
	GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	265,000	**	272,089
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	204,000	**	212,219
	GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	343,344	**	353,458
	GSMS 2012-GCJ9 A3 2.773% 11/45	833,685	**	846,221
	GSMS 2012-GCJ7 A4 3.377% 05/45	961,127	**	977,229
	GS MTG SECS TR 2013-GC10 A5 2.943% 02/10/2046	622,000	**	636,177
	GSMS 2013-GC10 A4 2.681% 02/46	224,590	**	227,919
	GSMS 2012-GC6 A3 3.482% 01/45	304,849	**	311,169
	FEDERAL HOME LN MTG MLT CTF GT 5.0% 02/15/2040	151,695	**	163,089
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/2041	189,738	**	204,419
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	577,000	**	600,167
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	328,000	**	351,871
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	382,000	**	407,083
	COMM 2015-CR22 A2 2.856% 03/48	82,985	**	83,129
	COMM 2015-CR22 ASB MTG TR 3.144% 03/10/2048	211,000	**	216,616
	COMM 2015-CCRE23 MORTGAGE TRUST 3.257% 05/10/2048	244,000	**	251,326
	COMM 2015-CCRE26 MTG TR 3.373% 10/10/2048	163,000	**	168,923
	CSMC 2016-NXSR A1 1.9708% 12/15/2049	75,310	**	75,193
	CSAIL 2017-CX9 A2 3.0538% 09/15/2050	460,000	**	468,810
	COMM 2012-LC4 A4 3.288% 12/44	648,777	**	660,838
	COMM 2012-CR2 A3 2.841% 08/15/2045 144A	680,000	**	690,932
	COMM 2012-CR3 ASB 2.372% 11/45	234,071	**	234,966
	COMM 2012-CR3 A3 2.822% 10/15/45	311,944	**	316,380
	COMM 2013-CR6 A4 MTG TR 3.101% 03/10/2046	358,000	**	367,696
	COMM 2013-CCRE7 MTG TR 3.213% 03/10/2046	374,622	**	385,470
	COMM 2013-CCRE8 MTG TR 3.612% 06/10/2046	209,000	**	218,333
	CSAIL 2015-C2 COML MTG TR 3.2241% 06/15/2057	169,000	**	173,472
	CGCMT 2016-P6 A1 1.884% 12/49	36,410	**	36,373
	CGCMT 2012-GC8 A4 3.024% 9/45	406,368	**	415,240
	CGCMT 13-GC11 A4 3.093% 04/46	82,000	**	84,179
	CGCMT 13-GC15 A4 4.371% 9/46	195,000	**	208,973

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	CITIGROUP COML MTG TR 13-GC17 4.131% 11/10/2046	249,000	**	265,304
	CITIGROUP COML MTG TR 2014-GC21 3.477% 05/10/2047	172,007	**	177,106
	CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	429,010	**	449,113
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2049	295,000	**	306,283
	CGCMT 2017-P7 A2 3.212% 04/50	286,000	**	290,992
	CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	366,000	**	381,227
	FEDERAL NAT MTG ASN GTD REM PA 2012-149 DA 1.75% 01/25/2043	55,541	**	54,943
	FEDERAL NAT MTG ASN GTD REM 2012-151 PA 1.5% 01/25/2043	351,938	**	344,374
	FEDERAL NAT MTG ASN GTD REM PA 1.5% 02/25/2043	524,243	**	513,176
	FNR 2013-16 GP 3% 1/1/33	220,479	**	223,756
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 06/25/2043	385,887	**	397,876
	FNR 2015-49 LE 3% 07/45	335,642	**	346,324
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	290,130	**	298,792
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	772,346	**	782,210
	FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/25/2045	638,293	**	655,092
	FNR 2015-42 LE 3.0% 06/25/45	450,538	**	462,235
	FNR 2015-54 GA 2.5% 07/25/2045	389,450	**	391,243
	FNR 2016-26 CG 3% 05/46	955,007	**	979,577
	FNR 2016-19 AH 3% 04/46	364,769	**	376,764
	FNR 2016-27 HK 3% 01/25/2041	485,551	**	495,230
	FNR 2016-27 KG 3% 01/40	235,558	**	243,260
	FNR 2016-37 BK 3% 06/25/46	981,665	**	1,004,079
	FNR 2016-34 GH 3% 06/46	921,395	**	949,302
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/25/2045	513,943	**	530,690
	FNR 2016-100 P 3.5% 11/44	764,392	**	789,638
	FNR 2017-20 AP 3.5% 03/25/2045	897,157	**	928,413
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	816,315	**	845,840
	FANNIE MAE 2017-74 PA 3.5% 11/25/2045	798,806	**	829,638
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	511,841	**	519,934
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	1,439,364	**	1,469,945
	FEDERAL NATL MTG AS GTD RE PTT 2018-44 PA 3.5% 06/25/2044	2,582,613	**	2,623,721
	FNR 2018-16 NB 3.25% 12/25/2044	506,089	**	515,310
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/25/2045	651,252	**	672,453
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	821,262	**	851,712
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	670,576	**	691,255
	FNR 2018-88 BA 4% 11/25/2043	846,583	**	866,752
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	1,614,556	**	1,653,008
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25/2048	376,460	**	392,833
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	803,601	**	836,676
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/2039	878,316	**	897,532
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	585,206	**	590,280
	FEDERAL HOME LN MTG MLT CTF GT 4135 AB 1.75% 06/15/2042	43,802	**	43,365
	FEDERAL HOME LN MTG MLT CTF GT 2% 08/15/2032	167,082	**	166,501
	FEDERAL HOME LN MTG MLT CTF GT 2% 10/15/2032	174,802	**	173,769
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	314,644	**	325,054
	FREDDIE MAC 4656 PA 3.5% 10/15/2045	539,019	**	558,935
	FHR 4683 EA 2.5% 05/47	662,278	**	663,486
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	1,004,560	**	1,040,567
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	1,073,786	**	1,097,849
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/2045	637,034	**	656,460
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	963,788	**	1,008,935
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/15/2047	919,046	**	962,672
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	688,265	**	703,748
	FREDDIE MAC REMICS 3% 10/25/2048	616,194	**	633,219

	Total Mortgage Backed Securities		—	$86,908,714

	Asset Backed Securities:
	ALLY MASTER OWNER TR 2017-3 A2 2.04% 6/15/2022	446,000	**	$446,333
	ALLY MASTER OWNER TR 2.7% 01/17/2023	540,000	**	544,479
	ALLY MASTER OWNER TR 2018-2 A 3.29% 05/15/2023	683,000	**	696,009
	AMXCA 2018-4 A 2.99% 12/15/2023	543,000	**	551,792
	AMERICAN EXPRESS CR ACC MST TR 18-6 A 3.06% 02/15/2024	539,000	**	549,524
	AMERICAN EXPRESS CR ACCT MS TR 2019-2 A 2.67% 11/15/2024	690,000	**	702,975
	AMERICAN EXPRESS CR ACCOUNT SECD NT TR 2019-1 A 2.87% 10/15/2024	223,000	**	228,129
	BA CR CARD TR 2018-A1 A1 2.7% 07/17/2023	674,000	**	681,399
	BMW FLOORPLAN MASTER OWNER TR 3.15% 5/15/23 144A	499,000	**	507,480
	BMWLT 2017-2 A3 2.07% 10/20	90,645	**	90,702

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	BMW VEHICLE LEASE TRUST TR 2019-1 2.84% 11/22/2021	374,000	**	377,317
	BANK OF THE WEST AUTO TRUST 2017-1 2.11% 01/15/2023 144A	402,056	**	402,463
	BANK OF THE WEST AUTO TRUST 2018-1 A3 3.43% 12/15/2022 144A	276,000	**	279,345
	BANK OF THE WEST AUTO TRUST 2019-1 2.43% 04/15/2024 144A	296,000	**	298,012
	CNH EQUIP TR 2018-A 3.12% 07/17/2023	497,000	**	503,436
	CANADIAN PACER AUTO RECEIVABLES TRUST 2017-1A A3 2.05% 03/19/2021 144A	87,406	**	87,459
	CANADIAN PACER AUTO RECEIVABLES TRUST 2018-2A A3 3.27% 12/19/2022 144A	412,000	**	417,621
	COMET 2015-A2 A2 2.08% 03/23	179,000	**	179,287
	CAPITAL ONE MULTI-ASST EXEC TR 2.84% 12/15/2024	710,000	**	725,293
	CARMAX AUTO OWNER TRUST 2016-4 1.4% 08/15/2021	128,460	**	128,332
	CARMAX AUTO OWNER TRUST 2017-4 2.11% 10/17/2022	204,784	**	205,178
	CARMX 2017-3 A3 1.97% 04/15/22	150,927	**	151,067
	CARMX 2018-2 A3 2.98% 01/23	293,000	**	296,319
	CARMAX AUTO OWNER TR 2018-4 3.36% 09/15/2023	334,000	**	341,214
	CARMAX AUTO OWNER TR 2019-1 3.05% 03/15/2024	454,000	**	462,134
	CCCIT 2017-A8 A8 1.86% 08/08/2022	600,000	**	604,435
	CCCIT 2018-A1 A1 2.49% 1/23	555,000	**	565,002
	DELL EQUIPMENT FINANCE TRUST 2018-1 A3 3.18% 06/22/2023 144A	169,000	**	170,464
	DELL EQUIPMENT FINANCE TRUST 2018-2 A3 3.37% 10/22/2023 144A	226,000	**	229,296
	DISCOVER CARD EXECUTION NOTE 2017-A6 A6 1.88% 02/15/2023	449,000	**	449,416
	DISCOVER CARD EXECUTION NT TR 2018-A5 A5 3.32% 03/15/2024	659,000	**	676,161
	DISCOVER CARD EXECUTION NT TR 2019-A1 A1 3.04% 07/15/2024	531,000	**	544,397
	FITAT 2017-1 A3 1.8% 02/15/2022	159,570	**	159,552
	FORD CR FLOORPLN MAST OWN TR 2017-1 A1 2.07% 05/15/2022	374,000	**	374,405
	FORD CR FLOORPLN MAST OWN TR A 2017-2 A1 2.16% 09/15/2022	595,000	**	596,234
	FORD CREDIT FLOORPLAN MASTER 2018-1 A1 2.95% 05/15/2023	678,000	**	685,964
	FORD CREDIT AUTO OWNER TRUST 16-1 A 2.31% 08/15/2027 144A	249,000	**	250,163
	FORDR 2015-2 A 2.44% 01/27	327,000	**	328,052
	FORDO 2016-C A3 1.22% 03/21	57,403	**	57,395
	FORDO 2017-A A3 1.67% 6/21	126,821	**	126,830
	FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 144A	550,000	**	578,217
	GFORT 2017-1 A1 2.22% 1/22 144A	510,000	**	510,492
	GMF FLOORPLAN OWNER REVOLVING TR 3.13% 03/15/2023144A	513,000	**	519,983
	GMCAR 2018-1A A3 2.32% 7/18/22	233,131	**	233,972
	GM FINANCIAL AUTOMOBILE LEASING TRUST 2019-1 2.98% 12/20/2021	320,000	**	323,114
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2019-12.97% 11/16/2023	513,000	**	520,683
	GM FINL AUTOMOBILE LEASING TR 2019-1 2.67% 03/21/2022	192,000	**	193,603
	HONDA AUTO REC TR 2016-4 1.21% 12/18/2020	53,299	**	53,280
	HONDA AUTO RECEIVABLES 2017-1 OWNER TR 1.72% 07/21/2021	148,153	**	148,099
	HART 2016-B A3 1.29% 04/15/21	77,007	**	76,998
	HYUNDAI AUTO RECEIVABLES TR 19-B 1.94% 02/15/202415/2024	393,000	**	393,607
	HYUNDAI AUTO LEASE SECURITIZATION TR 2018-A A3 2.79% 07/15/2022	340,000	**	342,761
	JOHN DEERE OWNER TR 2019-B 2.21% 12/15/2023	435,000	**	438,273
	KUBOTA CR OWNER TR 2018-1A A3 3.1% 08/15/2022 144A	678,000	**	686,841
	MERCEDES-BENZ AUTO LEASE TRUST 2019-B A3 2.03% 10/17/2022	300,000	**	300,337
	MERCEDES-BENZ AUTO LEASE TR 2019-A A3 3.1% 11/15/2021	337,000	**	340,512
	NAROT 2017-A A3 1.74% 08/16/2021	230,216	**	230,246
	NAROT 2016-B A3 1.32% 01/15/21	6,751	**	6,753
	SANTANDER RETAIL AUTO LEASE TR 2017-A A3 2.22% 01/20/2021 144A	212,539	**	212,722
	SANTANDER RETAIL AUTO LEASE TRUST 2018-A 2.93% 05/20/2021 144A	428,182	**	429,741
	SECURITIZED TERM AUTO RECEIVABLES TRUST 2017-2 2A A3 2.04% 04/26/2021 144A	119,198	**	119,222
	SECURITIZED TERM AUTO RECEIVABLES TR 2019-1 2.986% 02/27/2023 144A	352,000	**	356,019
	SECURITIZED TERM AUTO RECEIVABLES TRUST 2018-2A A3 3.325% 08/25/2022 144A	660,000	**	667,110
	TOYOTA AUTO RECEIVABLES 2018-B A3 OWNER TRUST 2.96% 09/15/2022	346,000	**	349,852
	USAA AUTO OWNER TRUST 17-1 A3 1.79% 05/17/2021	33,533	**	33,543
	VERIZON OWNER TRUST 2017-2A A 1.92% 12/20/2021 144A	155,568	**	155,642
	VERIZON OWNER TR 2017-3A A1A 2.06% 04/20/2022 144A	471,209	**	471,661
	VOLKSWAGEN AUTO LN ENHANCED TR 2018-1 A3 3.02% 11/21/2022	320,000	**	323,977
	WORLD OMNI AUTO RECEIVABLES TRUST 2016-B 1.3% 02/15/2022	135,294	**	135,091
	WOART 2016-A A3 1.77% 9/15/21	35,050	**	35,065
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR 2019-A A3 2.94% 05/16/2022	287,000	**	291,041

	Total Asset Backed Securities		—	$25,149,522

	Corporate Bonds:
	APPLE INC 2.85% 05/06/2021	510,000	**	$519,970
	BANK NOVA SCOTIA BC 2.7% 03/07/2022	640,000	**	656,520
	BERKSHIRE HATHAWAY INC DEL 2.75% 03/15/2023	320,000	**	330,529
	CHEVRON CORP 2.419% 11/17/2020	940,000	**	946,913
	EXXON MOBIL CORP 2.222% 03/01/2021	640,000	**	648,731
	GENERAL ELECTRIC CO 3.375% 03/11/2024	602,000	**	629,394
	GUARDIAN LIFE GLOBAL FUNDING 3.4% 04/25/2023 144A	700,000	**	731,850
	HSBC HOLDINGS PLC 3.262/VAR 03/13/2023	1,000,000	**	1,032,286

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JOHNSON & JOHNSON 2.25% 03/03/2022	2,385,000	**	2,428,112
	MERCK & CO INC NEW 1.85% 02/10/2020	1,000,000	**	1,007,000
	MET LIFE GLOB FUNDING I 2.65% 04/08/2022 144A	950,000	**	969,477
	MICROSOFT CORP 1.55% 08/08/2021	1,000,000	**	1,004,578
	NEW YORK LIFE GLB FD MTN 144A 1.7% 09/14/2021 144A	1,000,000	**	1,003,739
	NEW YORK LIFE GLB FD MTN 144A 2.3% 06/10/2022 144A	1,000,000	**	1,009,829
	NOVARTIS CAP CORP 2.4% 05/17/2022	1,000,000	**	1,016,749
	ONTARIO PROVINCE CDA 2.4% 02/08/2022	648,000	**	662,284
	PECO ENERGY COMPANY 1.7% 09/30/2021	660,000	**	662,287
	PRICOA GLOBAL FDG I MTN 2.4% 09/23/2024 144A	651,000	**	658,891
	PRICOA GLOBAL FDG I MTN 2.45% 09/21/2022 144A	448,000	**	456,253
	PROTECTIVE LIFE GLOBAL FDG 2.615% 08/22/2022 144A	450,000	**	459,137
	QUEBEC PROVINCE CDA 2.375% 01/31/2022	1,234,000	**	1,261,434
	SHELL INTL FIN B V 2.25% 11/10/20	806,000	**	811,320
*	STATE STREET CORP 1.95% 05/19/2021	1,000,000	**	1,004,127
	SVENSKA HANDELSBANKEN AB 3.35% 05/24/2021	700,000	**	716,067
	TORONTO DOMINION BANK 2.125% 04/07/2021	350,000	**	353,767
	TOYOTA MOTOR CREDIT CORP 3.05% 01/08/2021	179,000	**	183,760
	WALMART INC 2.85% 07/08/2024	1,000,000	**	1,050,322
	WELLS FARGO CO NEW MTN SR NTS 3.0% 01/22/2021	635,000	**	650,817
	WELLS FARGO BK NA SF CA MTN BE 3ML+65 09/09/2022	2,700,000	**	2,721,507

	Total Corporate Bonds		—	$25,587,650

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$(2,998,780)

	Total synthetic guaranteed investment contract and wrapper contracts		—	$(2,998,780)

*	Participant loans	3.25% - 7.25% Maturing 2020 - 2033	**	$72,987,097

	Total investments at year end		277,285,452	$5,418,174,716

*	Party-in-interest
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2020	NextEra Energy, Inc. Employee Retirement
Savings Plan
(Name of Plan)

By:	/s/ Deborah H. Caplan
Deborah H. Caplan Chairperson of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP